                                                +------------------------------+
                                                |          OMB APPROVAL        |
                                                +------------------------------+
                                                | OMB Number:        3235-0104 |
                                                | Expires:  September 30, 1998 |
                                                | Estimated average burden     |
                                                | hours per response.......0.5 |
                                                +------------------------------+

+--------+
| FORM 3 |    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

    ORACLE CORPORATION
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    500 ORACLE PARKWAY
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                                   (Street)

    REDWOOD SHORES                CALIFORNIA                          94065
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)                8/20/98
                                                                     -----------

3.  I.R.S. or Social Security Number of Reporting Person (Voluntary)
                                                                     -----------

4.  Issuer Name AND Ticker or Trading Symbol   VERSATILITY INC. (VERS)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

        Director        Officer            X  10% Owner        Other
    ---             ---                   ---              ---
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------

    ----------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

     X  Form Filed by One Reporting Person
    ---
        Form Filed by More than One Reporting Person
    ---
    ----------------------------------------------------------------------------

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title               2. Amount of          3. Ownership Form:   4. Nature of
   of                     Securities Bene-      Direct (D) or        Indirect Bene-
   Security               ficially Owned        Indirect (I)         ficial Ownership
   (Instr. 4)             (Instr. 4)            (Instr. 5)           (Instr. 5)
-------------------------------------------------------------------------------------

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No Securities Owned(1)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (9-96)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price of        Security:      Ownership
                                  (Month/Day/                                          Derivative      Direct (D)     (Instr. 5)
                                  Year)                                                Security        or In-
                              ----------------------------------------------------                     direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

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Explanation of Responses:

(1) On August 20, 1998, Oracle Corporation ("Reporting Person"), AQX Acquisition Corporation and Versatility Inc. ("Issuer") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Reporting Person will acquire Issuer by means of a merger (the "Merger"). In connection with the Merger Agreement, the Reporting Person was granted an irrevocable proxy to vote shares representing approximately 58.3% of the outstanding voting securities of the Issuer (the "Shares") with respect to certain matters related to the Merger. The Reporting Person has no pecuniary interest in the Shares.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                               /s/ DANIEL COOPERMAN                 8/28/98
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


                              By: Daniel Cooperman
                                 ---------------------------------

                              Title: Senior Vice President,
                                    ------------------------------
                                     General Counsel and Secretary
                                    ------------------------------




                                                                          Page 2
                                                                 SEC 1473 (9-96)